File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

October 27, 2006

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA
Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-2(b)

Dear Sir or Madam;

Enclosed please find a copy of the following information:

1. Company News Releases:
   - October 26, 2006 – Peregrine Diamonds Ltd. to Acquire Kettle River Resources Ltd.
   - October 27, 2006 – Kettle River Resources Ltd. Announces Shares for Debt Settlement

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements,
President and Director

Encl.

11/14

C:\WINDOWS\Desktop\compliance-mailout-ltrs\Current-start12-28-05\Ltr-A-102706.doc
10/30/06

PEREGRINE
DIAMONDS LTD.

Kettle River Resources Ltd.
298 Greenwood Street
Box 130, Greenwood, BC V0H 1J0
Phone: 250 445 6756
Fax: 250 445 2259
www.kettleriver.com

PEREGRINE DIAMONDS TO ACQUIRE KETTLE RIVER RESOURCES,

PEREGRINE'S INTEREST IN THE WO DIAMOND PROJECT TO INCREASE TO 61.14%.

October 26, 2006 – Vancouver, B.C. – Eric Friedland, President of Peregrine Diamonds Ltd. ("Peregrine") (TSX: PGD), and Ellen Clements, President of Kettle River Resources Ltd. ("Kettle River") (TSX-V: KRR), are pleased to announce that the companies have entered into an agreement to effect a business combination pursuant to which Kettle River will be acquired by Peregrine. Kettle River's primary asset is its 1/3 equity ownership in DHK Diamonds Inc. ("DHK"), a private company that owns a 20% participating interest in the WO Diamond Project ("WO") joint venture, NWT, Canada, which contains the DO-27 and DO-18 kimberlite pipes. Upon completion of the business combination, Peregrine will hold a 54.475% direct and 6.67% indirect interest (for total of 61.14%) in the WO joint venture in addition to 92.65% of the diamond marketing rights and project operatorship. In addition, Peregrine will inherit (through Kettle River) a first right of refusal on the sale of the remaining 2/3 equity ownership in DHK held equally by Dentonia Resources Ltd. and Horseshoe Gold Mining Inc.

The business combination will be accomplished by way of a plan of arrangement, amalgamation or statutory acquisition under the provisions of the Business Corporations Act pursuant to which in consideration for Kettle River being acquired by Peregrine, Peregrine will issue one (1) common share for every five (5) outstanding common shares of Kettle River, resulting in an exchange ratio of one (1) Peregrine share to five (5) Kettle River shares. As Kettle River currently has 11,297,611 common shares which are issued and outstanding and 2,026,000 common shares which are reserved for issuance under outstanding options, warrants or convertible securities, Peregrine will be issuing 2,259,522 common shares and reserving for issuance 405,200 common shares under the business combination with Kettle River.

The effective date of the acquisition and the exchange and distribution of shares will be the date by which the acquisition is approved by the shareholders of Kettle River, any required court approvals have been received, all necessary filings have been made with all applicable regulatory authorities, the listing of Peregrine shares issued in consideration for the acquisition is approved by the Toronto Stock Exchange or other applicable stock exchange and any and all other necessary steps are completed and approvals are received for the purpose of the completion of the acquisition, all of which is anticipated to occur or be obtained on or before January 31, 2007.

As a condition of the agreement, Peregrine has entered into voting and standstill agreements, executed by all of Kettle River's directors, officers and various shareholders representing over 30% of the issued and outstanding shares of Kettle River. The voting and standstill agreements irrevocably bind the shareholders to vote their Kettle River shares in favour of the acquisition, among other things. A break fee in the amount of Cdn $1.0 million is payable to Peregrine by Kettle River in the event the acquisition is not consummated under certain conditions.

Under the terms of the acquisition agreement, Peregrine will immediately extend a secured loan to Kettle River in the principal amount of up to Cdn $2.5 million, to be drawn down on an as-needed basis, to be used by Kettle River to make its WO Diamond Project joint venture cash call contributions and for general operating expenses (to a maximum of Cdn $150,000) until the completion of the business combination.

Commenting on the business combination, Ellen Clements stated, "Peregrine acquiring Kettle River is a major strategic move. The continuation of the DO-27 kimberlite bulk sampling program at WO and the consolidation of companies involved speaks to the confidence we have in this advanced stage, diamond development project. This is a natural step for a junior exploration company like Kettle River and the Board of Directors are pleased to be able to offer our shareholders the obvious opportunities and benefits of consolidating our interest with Peregrine, the technically and financially strong operator and majority holder of the WO Diamond Project."

Commenting on the business combination, Eric Friedland stated, "Consolidation of the various WO Diamond Project joint venture interests ultimately benefits shareholders and the project. We are confident that this process will continue."

Peregrine is a well funded Canadian diamond exploration/development company that is managed by experienced geoscientists. The company is completing a Preliminary Technical Assessment Report on the 9 hectare DO-27 and 3 hectare DO-18 diamondiferous kimberlite pipes, WO Diamond Project, Northwest Territories and is exploring for other diamondiferous kimberlites on its extensive land holdings in Canada. The company trades on the TSX Exchange under the symbol "PGD".

On Behalf of the Board of Directors:
Peregrine Diamonds Ltd.

Eric Friedland
President and CEO

On Behalf of the Board of Directors:
Kettle River Resources Ltd.

Ellen Clements
President and CEO

For further Peregrine Diamonds information, please contact Roberta Voyer, Corporate Administrator, at 604-408-8880.

For further Kettle River information, please contact Ellen Clements, President and CEO, at 1-800-856-3966

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to statements concerning Peregrine's projects, pre-feasibility studies, and other statements that are not historical facts. When used in this document, the words such as "could," "confident," "plan," "estimate," "expect," "anticipated," "intend," "may," "potential," "should," "scheduled," "significant," and similar expressions are forward-looking statements. Although Peregrine Diamonds Ltd. believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian regulators.

Kettle River Resources Ltd.

298 Greenwood Street
Box 130, Greenwood, BC V0H 1J0
Phone: 250 445 6756
Toll Free 1 800 856 3966
Fax: 250 445 2259

Kettle River Resources Ltd. Announces Shares for Debt Settlement

October 27, 2006 TSXV –KRR Kettle River Resources Ltd. (the "Company") wishes to announce that the Company has entered into a settlement of debt in the amount of **$81,975** by way of **256,000** shares at a deemed price of **$0.32** per common share.

On behalf of the Board of Directors,

"Ellen Clements"

Ellen Elements, Director and President

The TSX Venture Exchange has not reviewed the contents of this news release and does not accept responsibility for adequacy or accuracy of this release.